SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                           NOONEY REALTY TRUST, INC.
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                  655379105
                                 (CUSIP Number)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2800,
                     Kansas City, MO 64108, (816) 292-2000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    11/09/99
            (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
______


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 pages)
--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 655379105

(1)     Name of Reporting Person

                Chris Garlich

(2)     Check the Appropriate Box                      (a) _______
          if a Member of a Group*                      (b) _______

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                     (7)     Sole Voting Power
           beneficially owned                                 None
           by each reporting
           person with:                         (8)     Shared Voting Power
                                                             66,982

                                                (9)     Sole Dispositive Power
                                                              None

                                                (10)    Shared Dispositive Power
                                                             66,982

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
             66,982

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                     --------
(13)     Percent of Class Represented by Amount in  Row (11)
                  7.73%

(14)     Type of Reporting Person*
            IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

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CUSIP Number 655379105

(1)     Name of Reporting Person

                Anne Garlich

(2)     Check the Appropriate Box                      (a) _________
          if a Member of a Group*                      (b) _________

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                    (7)     Sole Voting Power
           beneficially owned                                None
           by each reporting
           person with:                        (8)     Shared Voting Power
                                                            66,982

                                               (9)     Sole Dispositive Power
                                                             None

                                               (10)    Shared Dispositive Power
                                                            66,982

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              66,982

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                   ---------
(13)     Percent of Class Represented by Amount in  Row (11)
                  7.73%

(14)     Type of Reporting Person*
            IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

Item 1.      Security and Issuer.

                This Schedule 13D relates to the common stock, par value $1.00 per share (the "Securities"), of Nooney Realty Trust, Inc., a Missouri corporation ("Nooney"), whose principal executive offices are located at 1100 Main, Suite 2100, Kansas City, Missouri 64105.

Item 2. Identity and Background.

                This report is filed by Chris Garlich ("Mr. Garlich") and his wife Anne Garlich ("Ms. Garlich"). Mr. Garlich is a citizen of the United States whose business address is 1610 Des Peres Rd., #370, St. Louis, MO 63131. Mr. Garlich is the Executive Vice President and a member of Bancorp Services, LLC, a Missouri limited liability company, specializing in the development, administration and distribution of life insurance products to the corporate and high net worth market place. Ms. Garlich is a citizen of the United States whose personal residence is 7955 Park Drive, St. Louis 63117.

                During the past five years, Mr. Garlich and Ms. Garlich have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation wi respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

                The total amount of funds used by Mr. Garlich to acquire the 37,882 shares of the Securities reported in Item 5(c) was $378,820. The shares were acquired with the use of personal funds.

                 26,500 shares of the Securities held by Ms. Garlich were purchased through a broker on a margin account. As of the date of this filing, the amount of indebtedness with respect to the margin account for the purchase of these shares was approximately $99,943.

Item 4. Purpose of Transaction.

                 Mr. Garlich acquired the shares in connection with a settlement agreement entered into between Nooney and Mr. Garlich, among others, in which Mr. Garlich and others gained control of Nooney. Pursuant to the settlement agreement, Mr. Garlich is expected to be appointed as a director of Nooney.

Item 5. Interest in the Securities of Issuer.

         (a) The aggregate number and percentage of the Securities to which this Schedule 13D relates is 66,982 shares, representing 7.73% of the 866,624 outstanding shares.

              Mr. Garlich is the direct beneficial owner of 40,482 of these shares of the Securities, representing 4.67% of the outstanding shares, 2300 shares of which are held jointly with Ms. Garlich. Due to his spousal relationship, Mr. Garlich is the indirect beneficial owner of 26,500 shares held by Ms. Garlich, representing 3.01% of the outstanding shares.

               Ms. Garlich is the direct beneficial owner of 28,800 shares, representing 3.32% of the outstanding shares, 2300 of which are held jointly with Mr. Garlich. Due to her spousal relationship, Ms. Garlich is the indirect beneficial owner of 38,182 shares held by Mr. Garlich, representing 4.41% of the outstanding shares.

         (b) Mr. Garlich has the direct power to vote and direct the disposition of the 38,182 shares held by him. Due to his spousal relationship, Mr. Garlich has the indirect power to vote and direct the disposition of the 26,500 shares held by Ms. Garlich.

               Ms. Garlich has the direct power to vote and direct the disposition of the 26,500 shares held by her. Due to her spousal relationship, Ms. Garlich has the indirect power to vote and direct the disposition of the 38,182 shares held by Mr. Garlich.

               In addition, Mr. Garlich and Ms. Garlich share the power to vote and direct the disposition of the 2300 shares held jointly.

         (c) During the past sixty (60) days, the following purchase was made by Mr. Garlich pursuant to the settlement agreement referenced in Item 4 above:

                                                      Purchase Price
Securities Purchased                Date          (including commissions)

        37,882                    11-09-99                $10.00


         (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Securities other than the Reporting Persons identified herein.

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                Mr. Garlich and Ms. Garlich do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Securities, including, but not limited to, transfer or voting of any such Securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Exhibits.

                99.1    Joint Filing Agreement

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                SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Chris Garlich                                    Date:   November 20, 1999
    Chris Garlich


/s/ Anne Garlich                                     Date:   November 20, 1999
    Anne Garlich

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                                  EXHIBIT INDEX


                99.1    Joint Filing Agreement

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